Pro-Pharmaceuticals, Inc.

7 Wells Avenue

Newton, Massachusetts 02459

Via EDGAR and U.S. Mail

April 13, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey Riedler. Assistant Director

Re:	Pro-Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed March 16, 2011

File No. 333-172849

Dear Mr. Riedler:

This letter is submitted on behalf of Pro-Pharmaceuticals, Inc. (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff” or “you”) dated March 22, 2010 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”), which was filed on March 16, 2011.

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the comments. For your convenience, we have italicized each comment and have placed in boldface the heading of our response thereto.

Incorporation of Certain Documents by Reference, page 18

1.	Your registration statement incorporates by reference your Annual Report on Form 10-K for the fiscal year ended December 31, 2010. However, the Form 10-K does not contain the required Part III information. Please amend your filing to include the required Part III information, or file a Proxy Statement to incorporate this information into your filing by reference. Your filing must be complete before we take final action on the registration statement.

Response to Comment No. 1

We filed a definitive proxy statement on April 12, 2011 (the “Definitive Proxy Statement”) that involves the election of directors. Pursuant to instruction G of Form 10-K, the information required by Part III of Form 10-K may be incorporated by reference from such a definitive proxy statement if filed with the Commission within 120 days after the end of the fiscal year covered by the Form 10-K. On March 15, 2011, we filed our Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”) which was incorporated by reference into the Registration Statement. Because we filed the Definitive Proxy Statement within 120 days of our fiscal year, the information required by Part III of our Form 10-K may be incorporated into the Registration Statement by reference from the Definitive Proxy Statement. Accordingly, we have complied with your Comment No. 1.

Please contact me at 617.559.0033 or our counsel, Jonathan Guest, at 617.449.6598 if you have any questions regarding our response.

Sincerely,

/s/ Peter G. Traber
Peter G. Traber, M.D. Chief Executive Officer and President